UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
TPG Specialty Lending, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP NO. N/A

1	NAMES OF REPORTING PERSONS Arizona State Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OF PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,956,407
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,956,407
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,407
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON EP

Item 1.

(a)	Name of Issuer:

TPG Specialty Lending, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

301 Commerce Street, Suite 3300, Fort Worth, Texas 76102

Item 2.

(a)	Name of Person Filing:

Arizona State Retirement System

(b)	Address of Principal Business Office, or, if none, Residence:

3300 North Central Avenue, 14th Floor, Phoenix, Arizona 85012

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

(e)	CUSIP Number:

N/A

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Act;

(f)	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Act;

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act;

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)
☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K) under the Act.  If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

(a)	Amount beneficially owned:

1,956,407 shares

(b)	Percent of class:

5.3%

(c)	Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote: 1,956,407

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of to direct the disposition of: 1,956,407

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.                      Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.                      Identification and Classification of Members of the Group

Not applicable.

Item 9.                      Notice of Dissolution of Group

Not applicable.

Item 10.                      Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2014

By:           /s/ Gary R. Dokes

Name:       Gary R. Dokes

Title:         Chief Investment Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).